UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

General Employment Enterprises, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

224051102
(CUSIP Number)

Brad A. Imhoff
c/o General Employment Enterprises, Inc.
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181
(630) 954-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 224051102

1	NAME OF REPORTING PERSON ASHLEY ELLIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 224051102

1	NAME OF REPORTING PERSON BRAD A. IMHOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,252,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,252,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 224051102

The following constitutes Amendment No. 3 to the Schedule 13D filed by Brad A. Imhoff (“Amendment No. 3”).  This Amendment No. 3 shall be deemed to amend and restate in its entirety the Schedule 13D, including to add Ashley Ellis LLC as a Reporting Person.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, no par value (the “Shares”), of General Employment Enterprises, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181.

Item 2.	Identity and Background.

(a)           This statement is filed by Brad A. Imhoff and Ashley Ellis LLC, an Illinois limited liability company (“Ashley Ellis”).  Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.”

Brad A. Imhoff is the sole member and Chief Executive Officer of Ashley Ellis.  By virtue of this relationship, Mr. Imhoff may be deemed to beneficially own the Shares owned by Ashley Ellis.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Mr. Imhoff and Ashley Ellis is c/o General Employment Enterprises, Inc. One Tower Lane, Suite 2200, Oakbrook Terrace, Illinois 60181.

(c)           The principal business of Mr. Imhoff is serving as Chief Operating Officer and President of the Professional Staffing Division of the Issuer and serving as the sole member and Chief Executive Officer of Ashley Ellis.  The principal business of Ashley Ellis is Staffing and Recruiting.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Brad A. Imhoff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 31, 2011, the Issuer, Ashley Ellis and Mr. Imhoff entered into and closed an asset purchase agreement (the “Asset Purchase Agreement”), under which the Issuer purchased certain assets of Ashley Ellis, including customer lists, comprising Ashley Ellis’ services business.  Ashley Ellis’ services business was operated from offices in Illinois, Texas and Georgia and provided services related to the recruitment and placement of technical personnel.  The Asset Purchase Agreement was deemed effective on September 1, 2011.

As consideration for the assets, the Issuer paid Ashley Ellis $200,000 on the date of closing and agreed to pay Ashley Ellis an additional $200,000 within six months of closing.  The Issuer also agreed to issue to Ashley Ellis 1,250,000 shares of the Issuer’s common stock. The Issuer issued such Shares on October 4, 2011 following receipt of final approval of an additional listing application for such Shares by the NYSE Amex Stock Exchange.

CUSIP NO. 224051102

The aggregate purchase price of the 1,150 Shares held by Mr. Imhoff as custodian for his daughter, Lisa Imhoff, under the Uniform Gift to Minors Act is approximately $4,888, including brokerage commissions.  The Shares held by Mr. Imhoff as custodian for his daughter were acquired with personal funds.  The aggregate purchase price of the 1,150 Shares owned directly by Mr. Imhoff is approximately $4,888, including brokerage commissions.  The Shares held by Mr. Imhoff were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated herein by referenced in its entirety.

In connection with the transactions contemplated by the Asset Purchase Agreement, Mr. Imhoff was appointed Chief Operating Officer and President of the Professional Staffing Division of the Issuer.

Mr. Imhoff purchased the Shares that he holds as custodian for his daughter under the Uniform Gift to Minors Act and the Shares he owns directly based on his belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,449,675 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011, plus 1,250,000 Shares issued to Ashley Ellis on October 4, 2011 in connection with the transactions contemplated by the Asset Purchase Agreement.

CUSIP NO. 224051102

As of the close of business on October 5, 2011, Ashley Ellis beneficially owned 1,250,000 Shares, constituting approximately 5.8% of the Shares outstanding.

As of the close of business on October 5, 2011, Mr. Imhoff beneficially owned 1,252,300 Shares, constituting approximately 5.8% of the Shares outstanding.  By virtue of his relationship with Ashley Ellis discussed in further detail in Item 2, Mr. Imhoff may be deemed to beneficially own the Shares owned by Ashley Ellis.  Mr. Imhoff may also be deemed to beneficially own the Shares he holds as custodian for his daughter under the Uniform Gift to Minors Act.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

In connection with the transactions contemplated by the Asset Purchase Agreement, on August 31, 2011, the Issuer and Ashley Ellis entered into a registration rights agreement, pursuant to which Ashley Ellis was granted certain piggyback registration rights with respect to the Shares issued to Ashley Ellis under the Asset Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Brad A. Imhoff and Ashley Ellis LLC, dated October 5, 2011.

99.2*	Asset Purchase Agreement, dated as of August 31, 2011, by and among General Employment Enterprises, Inc., Ashley Ellis LLC and Brad A. Imhoff.

99.3*	Registration Rights Agreement, dated as of August 31, 2011, by and between General Employment Enterprises, Inc. and Ashley Ellis LLC.

*	Incorporated by referenced to General Employment Enterprises, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2011.

CUSIP NO. 224051102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2011

/s/ Brad A. Imhoff
BRAD A. IMHOFF

ASHLEY ELLIS LLC

By:	/s/ Brad A. Imhoff
	Name:	Brad A. Imhoff
	Title:	Sole Member

CUSIP NO. 224051102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

BRAD A. IMHOFF
None

ASHLEY ELLIS LLC

Common Stock	1,250,000	N/A**	10/04/11

**	The Shares were issued as consideration for assets acquired by the Issuer from Ashley Ellis LLC under the Asset Purchase Agreement.